

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2012

Via Email
Mr. Chet Idziszek
Chief Executive Officer
Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C., Canada, V6E 2E9

> **Re:** **Oromin Explorations Ltd.**
> **Form 20-F for the Fiscal Year Ended February 29, 2012**
> **Filed July 16, 2012**
> **File No. 000-30614**

Dear Mr. Idziszek:

We have limited our review of your Form 20-F to those issues we have addressed in the comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended February 29, 2012

Evaluation of Disclosure Controls and Procedures, page 52

1.   We note you identified material weaknesses and concluded that your internal control over financial reporting (ICFR) was ineffective at February 29, 2012. We also note that you concluded that your disclosure controls and procedures (DCP) were effective at February 29, 2012. Please note that DCP include the components of ICFR that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with GAAP. To the extent ICFR impacts public disclosure, DCP are inclusive of such controls, as DCP apply to all material information to be included in a report, within and outside the financial statements. As such, tell us the factors you considered to support your conclusion that DCP was effective at February 29,

2012 or amend your Form 20-F to disclose management's revised conclusion on the effectiveness of your DCP of the end of the fiscal year and any remediation plans that have or will be enacted.

Item 17. Financial Statements, page 54

2.   We note that you indicate that you have included financial statements that were prepared in accordance with IFRS as issued by the IASB that comply with Item 17 rather than Item 18 of Form 20-F. Please note that compliance with Item 18 is required for all issuer financial statements included in all annual reports filed on Form 20-F. Please revise your disclosures to confirm that you have prepared your financial statements under Item 18 to comply with your reporting obligations.

Financial Statements of Oromin Explorations Ltd. for the Fiscal Year Ended February 29, 2012

Independent Auditors' Report, page F-2

3.   We note that that the audit report provided by Davidson and Company LLP covering the financial statements refers to the use of Canadian auditing standards whereas their audit report on your internal control over financial reporting refers to the use of PCAOB standards. Please note that PCAOB Audit Standard No. 5 requires the audit of the financial statements and the audit of internal control over financial reporting to be integrated and therefore the audit of your financial statements should be performed in accordance with these standards. In addition, you are required to provide an audit report that refers to the use of PCAOB standards to comply with Item 8 of Form 20-F. Please tell us whether your auditor has performed the audit of your financial statements in accordance with PCAOB standards and provide a revised report that makes reference to these standards.

4.   We note that audit report indicates that your financial statements have been prepared in accordance with "International Financial Reporting Standards" rather than "International Financial Reporting Standards as issued by the IASB". Please amend your filing to include an audit report that refers to and opines on IFRS as issued by the IASB or provide a reconciliation to USGAAP to comply with Item 17c of Form 20-F.

5.   We note that the audit opinion provided by Davidson & Company LLP includes an explanatory paragraph which states that Note 1 to the financial statements "describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about the ability of Oromin Explorations Ltd. to continue as a going concern."   This conditional language is inconsistent with paragraph 12 of AU Section 341. Please obtain and file a revised report from your auditor to comply with PCAOB standards regarding the description of your going concern uncertainties.

6.   We note that the final paragraph of the report provided by your auditors refers to auditing standards of the "Public Accountability Oversight Board" rather than the Public Company Accounting Oversight Board". Please obtain and provide a revised report from your auditor to correct this reference.

Note 2 – Significant Accounting Policies, page F-11

7.   We note your disclosure that the policies applied in your annual consolidated financial statements are based on IFRS issued and outstanding as of the date your financial statements were issued. Please clarify whether you selected IFRS accounting policies from IFRSs effective at the end of the first IFRS reporting period. Refer to IFRS 1 paragraph 7.

Note 19 – Transition to IFRS, page F-32

8.   To the extent that your primary financial statements reflect the use of the mandatory exceptions of IFRS 1, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 13-17 and 23 of IFRS 1.

Financial Statements of Oromin Joint Venture Group Ltd. for the Fiscal Year Ended February 29, 2012

Independent Auditors' Report, F-40

9.   We note matters similar to those described in comments 2 through 4, related to the audit report provided by Ernst & Young LLP over the financial statements of Oromin Joint Venture Group Ltd. Please clarify when Oromin Joint Venture Group Ltd. adopted IFRS as issued by the IASB and obtain and file a revised report that:

- refers to PCAOB standards;
- provides an opinion on IFRS as issued by the IASB; and
- contains language related to going concern that complies with PCOAB standards.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or Melissa Rocha, Branch Chief, at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining